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                                                   January 25, 2007

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission            VIA ELECTRONIC FILING
100 F Street NE
Washington, D.C. 20549

Re:        Vanguard Morgan Growth Fund

Dear Mr. Sandoe:

     The following responds to your comments of January 24, 2007, on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 64 that was filed on January 8, 2007.

Comment 1:        Prospectus - Investment Style Risk
----------        ----------------------------------

Comment: The Fund profile states that historically mid-cap stocks have been more volatile in price than large-cap stocks, and they often perform quite differently. Please provide additional explanation of that statement.

Response:      We have added a sentence to investment  style risk in the profile and on page 7 of the prospectus  stating that mid-cap stocks tend to have greater  volatility than large-cap stocks because,  among
               other  things,   medium-size  companies  are  more  sensitive  to
               changing economic conditions.

Comment 2:        Prospectus -Security Selection
----------        ------------------------------

Comment: You include percentages of the Fund managed by each investment advisor except for Jennison Associates. Please explain why.

Response:      We included the  percentage of Fund assets managed by each of the
               Fund's investment advisors as of the Fund's most recent fiscal year-end. At that time, Jennison did not serve as investment advisor to the Fund. In addition, Jennison will be managing incoming cash flows, and therefore we do not believe it is appropriate to show the current percentage of Fund assets managed by Jennison Associates. We state in the prospectus that Jennison
               Associates was recently added as an investment advisor to the Fund.

January 25, 2007
Christian Sandoe
Page 2 of 2


Comment 3:        Prospectus -Financial Highlights
----------        --------------------------------


Comment: The Financial Highlights table does not include information for 2006. Therefore, the prospectus must be filed pursuant to rule 485(a) in order to be granted effectiveness.

Response:      We plan to file the prospectus pursuant to rule 485(a).



                                    * * * * *

               As required by the SEC, the Fund acknowledges that:

     o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

     o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

     o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 503-5854 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Sarah A. Buescher
Senior Counsel